ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

March 23, 2009

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB/A for year ended December 31, 2007

       Filed September 2, 2008

       File No. 001-33726

Dear Mr. Todd:

I am writing in response to your letter dated January 9, 2009 addressed to Dahe Zhang, who was our CFO at that time.  The Staff’s comments have been set forth below, indented, and each is followed by our response.

Form 10-KSB/A as of December 31, 2007

1.   We refer to your response to comment 10. While we understand from your response that you believe you operate in a single operating segment, our comment asked about the product line disclosure requirement of SFAS 131. Your filings disclose that you offer small, medium and large capacity batteries and miners lamps, each of which appears to have significantly different end markets. Accordingly, it continues to be unclear why you should not provide disclosure of revenue by product line under paragraph 37 of SFAS 131. Please provide the product line disclosure in future filings or provide us a response that explains why the disclosure is not applicable. Note that under paragraph 36 of SFAS 131 the product line disclosure is applicable even when an entity has one operating segment.

Response to Comment #1

In the Annual Report on Form 10-K filed on March 16, 2009, the Company has included in its Management Discussion, pursuant to SFAS 131 paragraphs 36 and 37, disclosure of the revenue from small, medium and large capacity batteries as well as disclosure of the revenue from miners’ caps.  We will follow the same practice in future filings.

Form 10-Q as of September 30, 2008

2.   Please revise to remove the label “audited” from the header to the balance sheet for the comparative year-end since full audited financial statements as of your most recent year-end are not included in the Form 10-Q. This comment also applies to any other instances (including future filings) where date derived from audited financial statements is labeled “audited” in an unaudited Form 10-Q.

Response to Comment #2

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have removed the label “audited” from the header to the comparative year-end balance sheet.  We will follow the same practice in future filings.

Condensed Consolidated Statements of Cash Flows, page 4

3.   Net income for the 2007 year-to-date period is $4.6 million on the statement cash flows and is $8.2 million on the statement of operations for that period. Please amend to resolve the discrepancy.

Response to Comment #3

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended the Statement of Cash Flows to correct the error noted in this Comment.

4.   You present a disbursement of a loan to a supplier as an operating activity. Please tell us why the “loan receivable” is not an investing activity under paragraphs 16 and 17 of SFAS 95. Please make any necessary reclassification in the amended Form 10-Q for September 30, 2008.

Response to Comment #4

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended the Statement of Cash Flows to reclassify the loan receivable as an investing activity in accordance with paragraphs 16 and 17 of SFAS 95.

Note 2, Summary of Significant Accounting Policies, page 6

Basic and Diluted Earnings Per Share, page 9

5.   We refer to your response to prior comment 8. Please add disclosure that addresses how you treat unvested shares issued under your benefit plans in measuring weighted average shares and in pressing earnings per share.

Response to Comment #5

The Notes to the Financial Statements in the 10-Q filed on November 12, 2008 contained disclosure of our policy regarding earnings per share in two places:  Note 2 and Note 12.  This was confusing.  We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have eliminated the disclosure from Note 2.  Note 12 contains the disclosure regarding the treatment of shares issued under our benefit plans, as requested in the Comment.

Note 11, Stock-Based Compensation, page 15

6.   In the table on page 15 you indicate that amortization of stock compensation under the 2004 plan was $439,844 in the 2008 interim period; and, in the table on page 17 you indicate that amortization of stock compensation under the 2006 plan was $358,276 in the 2008 interim period. However, the statement of cash flows indicated that total amortization of stock compensation is $439,844 for the 2008 interim period. In the amended filing, please reconcile the amounts of amortization under the two plans as disclosed in Note 11 to the amount of amortization presented on the statement of cash flows.

Response to Comment #6

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended Note 11 to reflect the proper amounts of amortization of stock compensation.

7.   The narrative at the bottom of page 15 suggests that unamortized stock compensation for non-employee consultants is $478,728 as of September 30, 2008. However, the table on page 16 suggests that the unamortized balance is $566,322 as of that date. In the amended filing please reconcile the discrepancy.

Response to Comment #7

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended Note 11 to reflect in the table the correct amount for unearned stock compensation relating to consulting contracts.

Controls and Procedures, page 33

8.   We re-issue comment 6. You disclose that “The term disclosure controls and procedures (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods.” While you are not required to repeat the definition of disclosure controls and procedures in your filing, if you chose to present that definition please revise so that what disclose is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures as set forth in Rule 13a-15(e).

Response to Comment #8

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended the disclosure in Item 4 of Part I to make the disclosure similar in all material respects to the definition of disclosure controls and procedures in Rule 13a-15(e)

9.   Under “Changes in internal controls,” please delete the reference to the “first quarter” in the second sentence. Your disclosure about changes in internal controls should be specific to the quarter covered by the Form 10-Q (or the fourth quarter, with respect to a Form 10-K). Please conform to us that there were no changes in internal control over financial reporting during the third quarter of 2008 materially affected or that are reasonably likely to materially affect internal control over financial reporting.

Response to Comment #9

We are today filing an amendment to the 10-Q filed on November 12, 2008, in which we have amended the disclosure in Item 4 of Part 1 to correctly refer to the third quarter of 2008.  We hereby confirm to you that there are no changes in internal control over financial reporting during the third quarter of 2008 that materially affected or that are reasonably likely to materially affect internal control over financial reporting.

                                                                                    Sincerely,

                                                                                     /s/ Guohua Wan

Guohua Wan

Chief Financial Officer

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